FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Strata Power Corporation (the "**Company**") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data. The board of directors of the Company has reviewed the oil and gas activities of the Company and has determined that the Company had no reserves as of the last day of the Company's most recently completed financial year.

An independent qualified reserves evaluator or qualified reserves auditor has not been retained to evaluate the Company's reserves data. No report of an independent qualified reserves evaluator or qualified reserves auditor will be filed with securities regulatory authorities with respect to the financial year ended on December 31, 2021.

The board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a) the content and filing with securities regulatory authorities of Form 51-101F1 containing information detailing the Company's oil and gas activities; and

(b) the content and filing of this report.

"*Trevor Newton*"

Trevor Newton
Chief Executive Officer, Chairman of the Board
Director

"*Mike Ranger*"

Mike Ranger
Director

"*Dave Mahowich*"

Dave Mahowich
Director

Date: May 4, 2022